UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUMMER INFANT, INC.

(Name of Subject Company (issuer))

SUMMER INFANT, INC.

(Name of Filing Persons (Identifying status as offeror, issuer or other person))

Common Stock Purchase Warrants

(Title of Class of Securities)

865646111

(CUSIP Number of Class of Securities)

Joseph Driscoll

Chief Financial Officer

Summer Infant, Inc.

1275 Park East Drive

Woonsocket, Rhode Island 02895

Phone: (401) 671-6550

Facsimile: (401) 671-6922

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Jim Redding, Esq.

Greenberg Traurig, LLP

One International Place

Boston, Massachusetts 02110

Phone: (617) 310-6000

Facsimile: (617) 310-6001

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$18,400,000	$565

*	Calculated solely for purposes of determining the amount of the filing fee. The Transaction Valuation was calculated assuming that 18,400,000 outstanding common stock purchase warrants are being purchased at the tender offer price of $1.00 per warrant.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$565	Filing Party:	Summer Infant, Inc.
Form or Registration No.:	005-80724	Date Filed:	October 9, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule l4d-1	☒	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Summer Infant, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on October 9, 2007 (the “Schedule TO”), in connection with the offer (the “Offer”) by the Company to purchase for cash any and all of the Company’s outstanding common stock purchase warrants (the “Warrants”). The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase for Cash for the Warrants dated as of October 9, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal dated as of October 9, 2007. Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Offer to Purchase.

Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with the Schedule TO, including all exhibits filed therewith.

Item 11. Additional Information.

1.	Each reference in the Offer to Purchase to the Expiration Date of the Offer as being at 5:00 p.m., New York City time on November 5, 2007 is hereby amended to be midnight, New York City Time on November 6, 2007.

2.	Each of (a) the first sentence of the fourth paragraph of the Offer to Purchase, (b) the first sentence of the answer to Question 14 of the section of the Offer to Purchase entitled “Questions and Answers About the Offer,” (c) the first sentence of the third paragraph of the section of the Offer to Purchase entitled “Special Factors; Purpose of the Offer” and (d) the first sentence of the third paragraph of the section of the Offer to Purchase entitled “The Tender Offer; Miscellaneous” is hereby amended and restated as follows:

The board of directors of Summer has approved the Offer and has determined that it is fair and in the best interests of Summer and its warrant holders.

3.	The section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended by inserting the following new entry under the caption “Going Private Transaction”:

The Offer is deemed under the rules and regulations of the SEC to be a “going-private transaction” as a result of the potential elimination of a class of our equity securities being the subject of a tender offer that could result in that class being held of record by less than 300 persons. The classification of the Offer in this manner requires us to make certain disclosures set forth in this Offer to Purchase. We note, however, that if the Offer is consummated, our common stock will remain publicly traded and registered under Section 12(g) of the Securities Exchange Act of 1934, as amended.

4.	The section of the Offer to Purchase entitled “Special Factors” is hereby amended by inserting a new section at the beginning thereof entitled “Background of the Offer”:

Internal discussions regarding our Warrants started soon after the our March 6, 2007 acquisition of the Summer Infant business. As we assessed our current profitability and projected future profits, we concluded that if our enterprise value did increase due to improved performance, the Warrants would be an increasingly dilutive security to the holders of our common stock. In addition, based on conversations with a number of potential investors, the fact that the Warrants were outstanding was a barrier to attracting new investors in our common stock.

Over the next six months, there were numerous conversations between management, outside experts and our board of directors to determine the best way to deal with the Warrants. There were a number of possible solutions considered, which most considered to have positive and negative aspects. Some of the solutions included: 1) tender offer to buy back the Warrants at a fixed offer price; 2) offering an exchange of Warrants for common shares at a fixed exchange ratio; 3) offering a discounted exercise price to the Warrant holders at an amount less than the stated exercise price of $5.00 in order to provide an incentive to the Warrant holders to exercise the Warrants; and 4) let the Warrants remain outstanding, and the situation would naturally resolve itself by April 2009, the expiration date of the Warrants.

After considering these options, our board of directors authorized management to proceed with a Warrant tender offer at a fixed offer price in late April 2007. We determined that it would take some time to ensure that we were able to fully finance the Warrant tender offer and to ensure that all relevant information was available to the Warrant holders in order that they could make an appropriate decision as to whether they should tender. Therefore, we determined not to commence any tender offer until at least May 15, 2007, which was the date on which our quarterly report on Form 10-Q for our first quarter was due. Subsequent to May 15, 2007 we sought to ensure that we had sufficient financing capacity to fund a Warrant tender and continue to adequately support the working capital needs of the business, so we held numerous conversations with our primary bank (Bank of America) as to how we could fund both a Warrant tender and the ongoing working capital needs. Ultimately, on October 1, 2007, we were able to increase our line of credit with Bank of America from $18.5 million to $22.0 million, which gave us the financial capacity to launch the tender.

During this time, management had numerous discussions with investment bankers, attorneys and other professionals who had experience with tender offers to determine the appropriate course of action. Based on these conversations, plus internal analysis performed by management as to what price most people had acquired the Warrants, we determined that a tender offer at $1.00 per Warrant would generate a significant response from the Warrant holders, and that even if all the Warrant holders tendered their Warrants, we would still have plenty of excess borrowing capacity to fund the working capital needs of the business.

Based on all of the above factors, on October 4, 2007, our board of directors approved a tender offer at $1.00 per Warrant.

5.	The section of the Offer to Purchase entitled “Special Factors; Purpose of the Offer” is hereby amended by inserting the following inserting the following language after the second sentence of the first paragraph thereof:

Our Units were initial sold to investors in our initial public offering in April 2005. Each Unit, which was sold to the public at $6.00 per Unit, was comprised of one share of our common stock and two Warrants. Subsequent to the initial public offering, the Units were separable into their component parts at the option of holders of the Units, but certain Units remain outstanding and not separated.

6.	The first bullet point item under the first paragraph of the section of the Offer to Purchase entitled “Special Factors; Purpose of the Offer” is hereby amended and restated as follows:

•

Our financial condition and results of operations for the year ended December 31, 2006 and the first six months of fiscal year 2007 indicated to us that we had sufficient financial capacity, using both borrowing from our credit facility and funds derived from operations, to finance a warrant tender offer.

7.	The section of the Offer to Purchase entitled “Special Factors; Fairness of the Offer” is hereby amended by inserting following language at the end of the bullet point items following the first paragraph thereof:

•	The fact that the pricing of the tender offer at $1.00 per Warrant represented a significant premium to the then-current and historical market price for the Warrants.

8.	The section of the Offer to Purchase entitled “Special Factors; Fairness of the Offer” is hereby amended by inserting the following paragraph following the bullet point items following the first paragraph thereof:

The $1.00 price for the Warrants in this Offer represented an approximately 67% premium to the market price of the Warrant immediately prior to the announcement of the Offer. The process for determining the $1.00 price included: 1) numerous conversations with investment bankers, attorneys and other professionals who had experience with tender offers at other companies and who provided guidance as to what price would result in a significant number of Warrant holders deciding to tender; and 2) an analysis of trading activity in the Warrants over the previous six months to determine the prices at which a majority of the Warrant holders acquired their Warrants. Based on this analysis, our board of directors concluded that a $1.00 tender price would offer a sufficient premium to the majority of Warrant holders to convince them to tender, and at the same time it would allow us to have sufficient excess borrowing capacity on our credit facility even if 100% of the Warrants were tendered.

9.	The fifth sentence of the paragraph immediately preceding the second set of bullet point items in the section of the Offer to Purchase entitled “Special Factors; Fairness of the Offer” is hereby amended and restated as follows:

Despite the fact that our tender offer is not structured to require the approval of our warrant holders, we believe that our tender offer is fair with respect to the price offered, as well as procedural factors noted above, such as the fact that the decision whether to tender is voluntary.

10.	The first sentence of the final paragraph of the section of the Offer to Purchase entitled “The Tender Offer; Material Federal Income Tax Consequences” is hereby amended by deleting the words “FOR GENERAL INFORMATION ONLY”.

11.	The first sentence of the first paragraph of the section of the Offer to Purchase entitled “The Tender Offer; Withdrawal Rights” is hereby amended by inserting the following at the end thereof: “and, if not yet accepted for payment, after the expiration of 40 business days from the commencement of the Offer”.

12.	The section of the Offer to Purchase entitled “The Tender Offer; Source and Amount of Funds” is hereby amended by inserting the following at the end thereof:

The interest rate on the credit facility is LIBOR plus 1.25%. We have no current plans to repay or refinance the credit facility.

13.	The section of the Offer to Purchase entitled “The Tender Offer; Certain Information Concerning Summer; Historical Financial Information” is hereby amended by deleting the final paragraph thereof.

14.	The first sentence of the section of the Offer to Purchase entitled “The Tender Offer; Certain Information Concerning Summer; Summary Unaudited Pro Forma Financial Information” is hereby amended and restated as follows:

The following tables shows (a) pro forma balance sheet as of June 30, 2007 of the combined companies resulting from our business combination, (b) selected unaudited pro forma financial information as of and for the six months ended June 30, 2007 of the combined companies resulting from our business combination and (b) selected unaudited pro forma financial information for the same period, giving effect to the consummation of the Offer to purchase all of our outstanding Warrants at $1.00 per Warrant.

15.	The section of the Offer to Purchase entitled “The Tender Offer; Certain Information Concerning Summer; Summary Unaudited Pro Forma Financial Information” is hereby amended by deleting the word “historical” in the first line thereof and by replacing the table under the first paragraph with the following:

	Consolidated Balances 6/30/07	warrant pro forma JE’s	pro forma adjusted 6/30/07
CURRENT ASSETS
Cash and Cash Equivalents	$4,211,327.01		$4,211,327.01
Trade Receivables	15,692,606.87		15,692,606.87
Inventory- Finished Goods	13,546,918.96		13,546,918.96
Prepaids and other current assets	552,921.08		552,921.08

TOTAL CURRENT ASSETS	34,003,773.93	0.00	34,003,773.93

Property and Equipment, net	8,377,074.99		8,377,074.99
Goodwill	29,565,000.00		29,565,000.00
Intangible Assets, net	9,613,333.32		9,613,333.32
Deferred Tax Asset	509,000.00		509,000.00

TOTAL ASSETS	82,068,182.23	0.00	82,068,182.23

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts Payable	7,962,700.94		7,962,700.94
Accrued Expenses	3,807,939.32		3,807,939.32
Current Portion of Long Term Liabilities	205,424.59	19,092,700.00	19,298,124.59

TOTAL CURRENT LIABILITIES	11,976,064.85	19,092,700.00	31,068,764.85
Long Term Liabilities, less current portion	3,965,237.51	0.00	3,965,237.51

TOTAL LIABILITIES	15,941,302.36	19,092,700.00	35,034,002.36
TOTAL STOCKHOLDERS EQUITY	66,126,879.88	19,092,700.00	47,034,179.88

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	82,068,182.23	0.00	82,068,182.23

Book value per share	4.75		3.38

Pro forma adjustments:

a)	Debt was increased and equity was decreased by $18,700,000 to reflect the amount of money to be borrowed to fund the warrant tender at $1.00 per warrant. The total cash required is $18,400,000 for the warrants plus an estimated $300,000 of expenses related to the tender offer.

b)	Debt was increased and equity was decreased by $392,700 to reflect the pro forma impact of the additional interest expense generated by the borrowing of $18,700,000 to fund the warrant redemption plus expenses. This amount was determined by multiplying $18,700,000 by 7% interest, recording 6 months worth of interest for the period January 1, 2007 through June 30, 2007, and tax effecting that interest at a 40% rate.

	Summer	Adjustments		Combined Giving Effect to Offer
Sales	$35,845			$35,845
Cost of Sales	22,022			22,022

GP	13,823			13,823
SG&A	11,222	$50	(a)	11,272

Operating Income	2,601	(50)		2,551
Interest Income (expense)	331	(655	) (b)	(324	) (b)

Pre-Tax Income	$2,932	$(705)		$2,227
Income Tax Expense	1,173	(282)		891

Net Income	$1,759	$423		$1,336

Shares	13,908,000			13,908,000
Earnings Per Share	$0.13			$0.10

(a)	Reflects additional amortization of intangible assets as if the merger of Summer and KBL occurred on January 1, 2007.
(b)	Reflects additional interest expense assuming the purchase of the Warrants contemplated in the Offer occurred on January 1, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUMMER INFANT, INC.

By:	/s/ Joseph Driscoll
Joseph Driscoll
Chief Financial Officer

Dated: October 30, 2007